PARSONS/BURNETT/BJORDAHL, LLP

Attorneys

www.pblaw.biz

James B. Parsons

Robert J. Burnett

Stacy A. Bjordahl

2070 Skyline Tower

505. W. Riverside Avenue, Suite 500

10900 NE Fourth Street

Spokane, Washington, 99201

Bellevue, Washington 98004

Ph: (509) 252-5066

Ph: (425) 451-8036

Fax: (509) 252-5067

Fax: (425) 451-8568

VIA FACSIMILE AND EDGAR CORRESPONDENCE

March 12, 2008

Mr. Chris White

Branch Chief

Mr. Gary A. Newberry

Mr. George Schuler

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Mail Stop 7010

Re:

Klondike Star Mineral Corporation

Form 10-K for Fiscal Year Ended February 28, 2007

Filed May 30, 2007

Forms 10-Q for Fiscal Quarters Ended May 31, 2007 and August 31, 2007

Filed July 16, 2007 and November 7, 2007

File No. 0-30965

Dear Messrs. White, Newberry and Schuler:

We represent Klondike Star Mineral Corporation. (the “Company”) regarding certain securities matters.  On February 21, 2008, we submitted a request for additional time to respond to your letter dated February 14, 2008.  The Company expected to be able to reply by March 13, 2008.  The Company is requesting an additional 10 business days to fully respond to your comments, and expects to file a response by March 27, 2008.

On behalf of the Company, we would appreciate your consideration in reviewing this request.   Please contact this office with any comments or questions with regard to this matter.

Very truly yours.

PARSONS LAW FIRM

/s/ James B. Parsons

JAMES PARSONS

JBP:aqs

cc:  Company